Reply to the Attention of:	Mark Sadler
Direct Line:	775-448-8503
Fax:	775-825-8938
Email:	msadler@tahoeresourcesinc.com

August 22, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-35531

Dear Ms. Jenkins:

We write in response to the letter (the "Comment Letter") of July 14, 2014 from the Securities and Exchange Commission (the "Commission" or the "SEC") commenting on the Form 40-F (the "40-F”) for the Year Ended December 31, 2013 filed with the Commission by the Company on March 17, 2014.

Below please find our response to the Comment Letter. The SEC comment is in italics, followed by the Company’s response.

Form 40-F for the Fiscal Year ended December 31, 2013

In future filings, please disclose the depletion base you utilize to deplete your mining assets (e.g. Measured, Indicated and/or Inferred Resources). Please provide us your proposed disclosures.

Response

The Company will file a reserve statement and supporting economic analysis in the form of a feasibility study as defined in Canadian National Instrument 43-101 before December 31, 2014. The feasibility study will meet all of the guidelines included in SEC Industry Guide 7.

We propose the following expanded significant accounting policy disclosure to be included in future filings beginning with the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2014:

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the unit-of-production method over the estimated life of mine based on proven and probable reserves. Estimation of proven and probable reserves is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.

In responding to your comments we acknowledge the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments respecting any subject in this letter please let us know.

Sincerely,

/s/Mark Sadler
Vice President and Chief Financial Officer

cc:	Edie Hofmeister, VP and General Counsel